SOUTHERN TRUST SECURITIES HOLDING CORP.
145 ALMERIA AVENUE
CORAL GABLES, FL 33134
305-446-4800

April 3, 2012

Ms. Suzanne Hayes
Securities and Exchange Commission
Washington, D.C. 20549

RE:	Comment Letter Dated March 20, 2012, Southern Trust Securities, Inc.
File No. 52618

Dear Ms. Hayes:

We would like to formally request an extension of time to respond to the SEC Comment Letter referenced above by April 12, 2012.

Sincerely,

Susan Escobio
Chief Compliance Officer